Ferroglobe PLC

c/o Legalinx Ltd

One Fetter Lane,

London, EC4A 1BR

March 29, 2016

Via EDGAR

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ferroglobe PLC
Registration Statement on Form F-1
File No. 333-209595

Dear Mr. Reynolds:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ferroglobe PLC (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act by 12:00 p.m., New York City time, on March 31, 2016, or as soon thereafter as practicable.

The Company hereby affirms that it is aware of its obligations under the Securities Act. In connection with the foregoing request, the Company further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Roderick Branch at (312) 876-6516, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

FERROGLOBE PLC

By:	/s/ Stephen Lebowitz
Name:	Stephen Lebowitz
Title:	Chief Legal Officer